FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  May 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

30
May
 2008

HSBC HOLDINGS PLC -
AGM STATEMENTS

At the Annual General Meeting of HSBC Holdings plc
,
 held today
,

the
Group
Chairman, Stephen Green,
 said:
"
I would like to say a few words about the context within which HSBC has been doing its business - because it has been a long time since banks and financial markets have been the focus of such attention.
"
The present turmoil is certain
ly the worst for a generation.
It has claimed many cas
ualties and it's not over yet.
No one can be sure how fully it will impact economies around the world; but we do know that there are lessons to be learned by ba nks, regulators and investors.
I believe we are entering an era in which the industry's recent propensity for high leverage - together with the extreme complexity of some investment vehicles -
 will no longer be acceptable.
Growth models that depended on such leverage are now unsustainable.
"
This means that sustainable and profitable growth will come through strategies that focus on
:
  B
  eing pos
  itioned in fast-growing markets;
  H
  aving good customer relationships based on fairness
  ;
  R
  unning efficient operations
  ; and
  A
   strong capital base and balance sheet.
"
These are the signat
ure strengths of your company.
I certainly don't
claim we get everything right.
And, of course, we must work to build on our strengths and work through challenges in some of our businesses
.

But
,
 the fact is, HSBC has never pushed the financial envelope.
We have always looked for sustainable profit growth, based o
n a long-term strategic focus.
Abandoning problems, rather than fixing them - as it is sometimes suggested we should - is not in our genes, because it is not in your long-term interests.
"
Our growth strategy has defined our course since the beginning of last year and it remain
s as valid now as it was then.
We aim to align ourselves with three long-term trends in the world: first, emerging markets are growing faster than mature ones; second, world trade and investment grow faster than the world economy, as the world becomes increasingly interconnected; and third, longevity is increasing nearly everywhere, creating new financial services needs for billions of people.
"
To maintain our position as the world's leading international emerging markets bank, we will continue to invest primarily in fast-growing emerging markets; they will eventually represent 60 per cent of our business.
In developed markets, we aim to use our unique global network for the benefit of our increasingly internationally connected customers.
"
We are moving in the same direction as so many of our customers - individuals, small businesses, big companies. It's true in
China
 - where we continue to invest to support our position as the leading i nternational banking presence.
It's true in
India
, where we are building out in banking, secur
ities brokerage and insurance.
Or in the UK, where we launched our Business Direct internet banking proposition - which gave us almost a quarter of our new UK customers in 2007.
Or in the US, where, despite current problems, there are clear opportunities that play to our strengths - especially with Hispanic customers and with internationally oriented businesses - and where we will be investing accordingly in the years ahead.
"
As we announced two weeks ago, our first quarter performance for 2008 was ahead of the comparable period in 2007.
We continued to generate capital, with good deposit growth in all regions. And pre-tax profits were up in all our major emerging markets in Asia-Pacific, the Middle East and
Latin America
.
"
Our European businesses performed well with the
UK
 retail business increasing pre-tax profit.
"
US
 profit was down as a result of higher consumer finance loan impairments and additional write-downs in Global Banking and Markets. Loan impairment charges in our
US
 consumer finance business were in line with expectations
,
 at
US$
3.2 billion

higher than the first quarter of
 2007, but lower than the last.
"
Our Global Banking and Markets business remains strongly profitable, with profits in the first quarter above the levels achieved in the second half of 2007.
"
Our strong capital ratios remained broadly in line with those at the end of 2007.
"
Given this performance, it is no coincidence that since the last AGM, our total shareholder return has been one of the strongest performers - at 97
 -
while the average of our 28 competitors was 78.
"
But sustainable growth cannot simply be a matter of
profit maximised year-by-year.
We believe that strong performance over the long term also means making a contribution to the economic and social development of the communities we operate in.
We are proud, for example, that we were the first international bank to open a rural development bank in
China
; and we are opening a second one in
Chongqing
 soon
.
"
I am proud, too, that colleagues around the world show personal commit ment to making a contribution.
Though only professionals were allowed to undertake immediate relief work after the devastating
Sichuan
 earthquake, my colleagues in
China
 organised a blood donation campaign
 to help victims.
And our colleagues in
Chengdu
 have continued to provide exceptional service in very difficult circumstances - when working in their branch became unsafe, they set up a temporary office in the Manager's own home. And HSBC employees worldwide have made personal d onations to the relief effort.
"
W
hile they respond quickly and generously to disaster, they al so give on a day-to-day basis.
I recently met a colleague of mine from
Germany
, Constantin Droste, who founded a camp in
Lebanon
 for children with physical and mental disabilities. The camp, which is funded by volunteers' personal donations and fundraising activities, continued to operate even after the effects of the 2006 war and the unsettled political environment; and it celebrates its 10th anniversary this year.
"
And as a bank, too, we are hard at work on meeting the challenge of climate change and achieving more environmentally sustainable businesses. I'm pleased to say that our new Sustainability Report is available as of today. This is a long journey, but we will never let up. Because it is not an optional extra; it is intrinsic to our successful development and sustained profit growth. It is in your best interests.
"
As a Board we are individually and collectively responsible for the long-term health and growth of your company. Since the last AGM we have welcomed four new independent non-executives: Safra Catz, José Luis Durán, Sam Laidlaw and Narayana Murthy.
Each brings international experience and significant, relevant bus iness expertise to your Board.
"
Sadly, at the end of this AGM, we say farewell to three directors who have given tireless and distinguished service over many years - whose constructive, insightful guidance I have appreciated more than I suspect they are fully aware of
. F
irst, Lord Butler; second, the Deputy Chair and former senior independent director Sir Brian Moffat; and last, but certainly not least, our other Deputy Chair, Baroness Dunn
,
who has served on this board since the establishment of HSBC Holdings plc
. M
ore years than the Combined Code counts as technically independent, for sure, but - I can tell you - as independent in judgment and spirit as they come.
"
I am delighted too to welcome three new executive director colleagues - Vincent Cheng, Sandy Flockhart and Stuart Gulliver - who bring to your Board a combined total of 92 years' service with your company, covering every continent where we do business.
"
Finally, neither your Board nor the top management team could achieve anythi ng for you without our people.
Our 330,000 colleagues who day-in, day-out, make the performance of the Bank as good as it is.
On your behalf, I would like publicly
to
than
k them.
"
This
is what builds the HSBC brand.
Forbes Magazine rated us the number one company in the world recently. The Banker rates us the number one banking brand in the world and Interbrand
,
the respected branding consultant
,
rates us the 23
rd
 most valuable of all brands - and we've been moving steadily up the league table. The brand represents what we always strive to be: long-term in our commitments, open to a connected world, locally rooted and locally sensitive, believers in our people and clo se to our customers.
"
Determining
the 2008 outlook is difficult.
The
US
 will be weak and may well move into recession - although recent indicators are sending rather mixed signals.
Europe
 will be relatively weak - although the Eurozone has recently shown unexpected signs of resilience. No one knows how much this will impact
Asia
 and other emerging markets - but overall, they will probably continue to exhibit reasonable growth.
Illiquidity in the markets is a continuing concern; but the future risk will clearly be demand-led inflationary pressure, particularly in energy, commodities and food prices.
"
We remain alert to the risks, but we also see opportunity ahead. We will continue to invest in more markets and businesses where we expect sustainable long-term growth, in line with our strategy.
"
Michael Geoghegan,
Group
Chief Executive of HSBC Holdings plc, said:
"I
t has been a hard year
-
 probably the toughest in my 35 years of banking
 -
 when, for the first time, I have witnessed banks not trusting each other, to the ext ent that they were not prepared
 to lend to each other. At times like this, our defensive qualities stand us in good stead.
"
But the current environment has created opportunities as well as challenges, and I will update you shortly on how we have been managing HSBC, for shareholders' benefit as well as customers'.
"
When I joined the bank, in 1973, I was quickly taught some very basic, but very important, banking principles and these were:
"There is nothing
 mor
e important
 to a healthy banking business
 than deposits
 and the confidence of depositors.
"
There is never
 such a thing
 as having too much capital - be strong, be liquid.
"
A balance sheet is just a
snapshot
, at
one
 point
in time, and is not a substitute
 for truly knowing, and understanding, your customer.
"
And finally - since no one gets everything right all of the time - own up to what is not right, learn from experience, and fix it
.
"
I, and my colleagues, have used those guiding principles throughout our careers, across the world, and I can confirm that they are as strong today as they were in 1973. Let me reinforce, what Stephen said.
"
Since the credit crisis started, HSBC has seen unprecedented increases in customer deposits. And this is because we have remained very strongly capitalised, with both Tier O ne
 and Tier Two capital.
"
We have been criticised in the past for having too much capital
.
But people now recognise the v
alue of our capital strength.
People have remembered that banks, more than any other business, should not gear themselves up to an unhealthy extent.
"A strong capital base
 and core deposits are now back in fashion - they never were out of fashion with HSBC.
"
Another of our fundamentals is
to
know our customers, rather than just relying on rating agencies and audited ac counts, to assess credit risk.
It was because we know our customers, and we know our assets, that we announced last autumn that we would restructure our SIVs, and be alongside our customers, in the underlying investments in these funds.
"
Our clients have recognised
 this commitment - where others
 have walked away. We've had a significant increase in business - taking it from others
 who were more fair-weather bankers.
"
Finally, your management tells it to you as it is
-
 and well before some others do. Here in the UK, we called
 the top of the property market
 at the end of 2006, and purposely gave up market share as we were not prepared to become lax, in either our credit standards or our pricing.
"
Now
,
 with pricing and conditions being more realistic, we are back in the market, assisting our personal customers when others will not continue to finance them. You may recently have seen that we have stepped into the market, with offers to help those people impacted by the withdrawal of fixed rate facilities by others.
"
Turning to the
USA
 where
,
 in November 2006
,
 we advised the market that we were expecting significant deterioration in sub prime lending, we have remained very focused.
"
You will recall that we have taken a number of actions to resolve the issues.
"
The first is discontinuing various businesses, including wholesale and correspondent originated mortgages
;
 I said in March 2007
 that
 I take personal charge, and
 that
 it would take us three years to deal with the problem.
"
Since the beginning of the year, outstandings have come
down
in this portfolio from nearly
US$
50 billion to just under
US$
34 billion
.
We remain focused
 on working down the exposure.
 In the meantime, the vast majority of our customers continue to repay us, with
US$1
2.5 billion
 of the reduction
of
outstandings in
this portfolio
coming from customer repayments.
"
Turning to our branch-based consumer finance business, we have now reduced the network by 400, to around 1,000 branches. A full review of this business has also been carried out and
,
 although this business remains challenging, over time pricing power will emerge.
"
Our US credit card business, which is broadly 50 per cent prime and 50 per cent non-prime, continues to remain profitable, and we are now running our cards business worldwide, as one global business, with HSBC Finance leading the consolidation.

We are now a top-five global card business, and this is one

of our first global products, under our
Joining Up The Company
 strategy.
"
Since the beginning

of the
US
 housing downturn, HSBC Finance's contribution to the Group has been broadly break-even. The additional capital we have put in is less than the dividends we have taken throughout our period of ownership.
"
On the point of whether we hold appropriate levels of provisions for the business - the simple answer is yes. And we have been building provisions for the last eight quarters.
"
You should rest assured that management and the Board have looked at every option available to recapture value.
Our unanimous
conclusion
 is that the best approach is to work out the troubled part of this portfolio of assets.
"
You have my commitment to continue to be hands-on, and resolve matters, for the benefit of the shareholders in the shortest possible period of time.
"
Turning to the rest of the world, our businesses are experiencing particularly strong growth
.
Asia
 - a blockbuster year.
Profit before tax is up over 40 per cent, minus dilution gains, and our Mainland China business passed the
US$1.0
 billion dollar profit before tax milestone. The
Middle East
 - another record year, an
other billion-dollar business.
And
Latin America
 saw und
erlying growth of 14 per cent.
Latin America
 now generates
US$
2 billion profit before tax. These results more than justify the strategy of being a well-spread, global bank with strong and balanced business flows.
"
As I said when I became Group CEO, the challenge for us was to
Join Up the Company
, and the businesses
,
 in the 83 countries and territories that we operate in.
"
Joining Up a company of this size is, of course, complex, but it is rewarding for all when we get it right.
It is a long journey that we have set off on, but there has already been much success - and let me just highlight a few examples.
"
There are reported to be over 100 million people who either regularly travel the world,
or
move home internationally
,
 or have two homes.
For them, we have been
developing

our
 Premier Proposition with a globally recognised personal account.
"
We plan to have
six
 million of these very important customers by 2011, and we are on the way, with 2.3 million.
During the first quarter, Premier customer numbers increased by nearly 100,000 - of which approximately three quarters were new to the Group.
"
In Commercial Banking, we are the world's largest international ban
k, with 2.8 million customers.
And through our Global Links system we have linked all our global relationship managers, around the world, so that we can assist these customers across borders.
"
In 2007, Global Links doubled the number of successful cross-border referrals for our commercial banking customers, with an aggregate transaction value
 of

US$
6 billion
.
We are only, at the beginning - our strategy, is to be at both ends of customers' trade and investment transactions, wherever possible. In the
UK
 we are testing an innovative, new concept for our small business customers. Our Online Business Network is aimed at start-ups and new businesses, linking customers with each other, and providing access to expert HSBC resources online. Our vision is to roll out the initiativ
e
 to customers across the world, to create a global
,
 online business community.
"
Turning to Global Banking and Markets. Being emerging markets-led and financing-focussed has meant that we have been able to use our mature markets' people skills to do a lot mor
e
 in emerging markets. This focused alignment has resulted in us winning many emerging markets banking awards, including, Best Risk Management House - both globally and in Asia - and best Foreign Exchange House in Asia for the 10th consecutive year.
"
Private Banking and Insurance are now far more focused around our customers, and the growth in both channels has come about from Joining Up Insurance and Private Banking, with around 120 million Personal Financial Services customers.
"
Joining up the Company is not just about writing more business; it is also about making sure
 that we improve the customer experience, and we listen to our staff, on a daily basis.
"
We con
stantly talk to our customers.
We monitor our customer service across the world, via direct feedback, and through mystery shopper analysis
.
Wherever customers and non-customers interact with our distribution centres
-
 be they branches, call centres or the internet - we get unbiased feedback that is recorded and scored.
"
And we talk to our staff. In August last year we held our first, global Staff Engagement survey, where nearly, 88 per cent of all staff across the world
participated
-
290,000
 people
. An unprecedented number, according to the consultants who arranged this first annual survey.
"
We are listening to staff and we are focusing on a nu
mber of core changes
 in 2008. And I will discuss the progress of these initiatives personally
, with over 30,000 of my colleagues, when the 2008 Global CEO Roadshow takes place in September.
"
The scores for staff satisfaction, customer recommendation and for
brand value are part of my
,
 and the Group Management's Board's
,
 annual assessment.
"
Finally,
Joining Up t
he Company
 is only
beginning.
We radically streamline our underlying processes, around the needs of our customers, automating as many manual processes as we can
 in the process. This is an enormous challenge, and requires us to develop common systems for common products and services on a global basis.
"
We are doing this with much success. We recognise that it is challenging and not without risk, but we do believe in the long run this will differentiate HSBC
-
and the financial reward will be seen through the cost income ratio.
"
As I said at the beginning, a tough year but a rewarding year and I would like to close by thanking all my 330,000 colleagues who get up each day and give their all to make HSBC the world's local bank.
"

Note
 to editors:

HSBC Holdings plc
HSBC Holdings plc serves over 12
8
 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
. With assets of some US$2,
354
 billion at 3
1

December
 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: May 30, 2008